Filed Pursuant to Rule 253(g)(2)
File No. 024-11490

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (the “Commission”). Information contained in this Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state.

OFFERING CIRCULAR

dated September 14, 2021

APPMAIL, INC.

435 W. 31st St., New York, NY 10001

(747) 777-3051

appmail.co

Up To 10,204,081 Shares of Series Seed-1 Preferred Stock and Up To 10,204,081 Shares of Class A
Common Stock Into Which the Series Seed-1 Preferred Stock May Convert

Price: $0.49 Per Share

Minimum Investment Amount: $999.60 ($199.92 for SeedInvest Auto Invest Participants)

Minimum Target Amount: $750,000

Maximum Offering Amount: $5,000,000

AppMail, Inc. is offering up to 10,204,081 shares of its Series Seed-1 Preferred Stock at a price per share of $0.49 (and up to 10,204,081 shares of its Class A Common Stock into which the Series Seed-1 Preferred Stock may convert pursuant to the company’s Amended and Restated Certificate of Incorporation – see “Securities Being Offered” on page 36). Investing in our Series Seed-1 Preferred Stock involves a high degree of risk. See “RISK FACTORS” beginning on page 10.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer(2)
Per Share	$0.49	$0.04165	$0.44835
Total (Minimum)	$750,000	$63,750	$686,250
Total (Maximum)	$5,000,000	$425,000	$4,575,000

(1) The company has engaged SI Securities, LLC (“SeedInvest”) to act as its sole and exclusive placement agent in this offering as set forth in “Plan of Distribution.” The company will pay a cash commission of 8.5% to SeedInvest on sales of the Series Seed-1 Preferred Stock. This does not include the Transaction Fee paid directly to SeedInvest by investors who invest through SeedInvest. See “Plan of Distribution” on page 21 for details of compensation payable to third parties in connection with the offering.

(2) This does not include transaction fees to be paid by investors directly to SeedInvest. Investors will be required to pay directly to SeedInvest a transaction fee equal to 2.0% of the investment amount at the time of the investors’ subscription, up to $300 (each a “Transaction Fee” and collectively the “Transaction Fees”). The Transaction Fee paid by any individual investor will be included as part of the aggregate purchase price paid by the investor when calculating the maximum amount non-accredited investors may invest under Rule 251(d)(2)(i)(C) of Regulation A under the Securities Act of 1933, as amended (the “Securities Act”). This fee will be promptly refunded in the event the company does not reach its minimum target amount of $750,000 (the “Minimum Target Amount”), excluding Transaction Fees. See “Plan of Distribution” for additional discussion of this Transaction Fee. Assuming the offering is fully subscribed and all investors invest through the SeedInvest platform, the Transaction Fees to SeedInvest will total $100,000. This amount is not included in Proceeds to Issuer or the Minimum Target Amount.

Voting Rights of the Series Seed-1 Preferred Stock

On all matters submitted to a vote of stockholders of the company, each holder of Series Seed-1 Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Each share of Series Seed-1 Preferred Stock will initially be convertible into one share of Class A Common Stock.

Additionally, as long as any share of preferred stock is issued and outstanding, the company may not take any of the following actions without the approval of holders of at least a majority of the outstanding shares of preferred stock voting separately as a single class (however such approval is generally not required in connection with certain qualified capital raise transactions by the company at a pre-money valuation of $18 million or greater):

(a)	amend, alter or repeal any provision of its certificate of incorporation or bylaws if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the preferred stock;
(b)	increase or decrease the authorized number of shares of preferred stock;
(c)	authorize or create or issue or obligate itself to issue any new class or series of equity security having rights, preferences or privileges with respect to dividends or payments upon liquidation senior to or on a parity with the preferred stock or having voting rights more favorable than those granted to the preferred stock generally;
(d)	declare or pay any dividend or distribution to holders of preferred stock or common stock;
(e)	increase or decrease the number of directors of the company; or
(f)	liquidate, dissolve, or wind-up the business and affairs of the company, or effect any “Deemed Liquidation Event” (as such term is defined the Amended and Restated Certificate of Incorporation; generally, a merger or sale in which control of the company is transferred or all or substantially all of the company’s assets are sold).

Voting Rights of Common Stock

Each holder of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held on all matters submitted to a vote of stockholders. Each holder of Class F Common Stock is entitled to ten votes for each share of Class F Common Stock held on all matters submitted to a vote of stockholders.

In addition, the company’s Amended and Restated Certificate of Incorporation provides that the board of directors of the company will consist of two members elected by the holders of a majority of the outstanding shares of Class F Common Stock. As a result, holders of other classes of the company’s stock will not be entitled to elect any directors of the corporation.

Additionally, as long as any share of Class F Common Stock is issued and outstanding, the company may not take any of the following actions without the approval of holders of at least a majority of the outstanding shares of Class F Common Stock voting separately as a single class:

(a)	amend, alter or repeal any provision of its certificate of incorporation or bylaws if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Common Stock;
(b)	increase or decrease the authorized number of shares of Class F Common Stock;
(c)	authorize or create or issue or obligate itself to issue any new class or series of equity security having rights, preferences or privileges with respect to dividends or payments upon liquidation senior to or on a parity with the Class F Common Stock or having voting rights more favorable than those granted to the Class F Common Stock generally;
(d)	declare or pay any dividend or distribution to holders of preferred stock or common stock;
(e)	increase or decrease the number of directors of the company; or
(f)	liquidate, dissolve, or wind-up the business and affairs of the company, or effect any Deemed Liquidation Event.

Any action at a meeting at which a quorum is present will be decided by a majority of the voting power present in person or represented by proxy, including any election of directors. There is no cumulative voting.

Irrevocable Voting Proxy

Under the Subscription Agreement for this offering (the “Offering”), each investor agrees to grant an irrevocable voting proxy to the Chief Executive Officer of the company, or his or her successor, pursuant to which the Chief Executive Officer will have sole authority to vote all shares of Series Seed-1 Preferred Stock held by the investor, as well as all shares of the company’s common stock issuable upon the conversion of such shares of Series Seed-1 Preferred Stock, to the extent the investor (i) fails to vote (whether by proxy, in person or by written consent) such shares within the period required under the company’s Amended and Restated Certificate of Incorporation or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of the Amended and Restated Certificate of Incorporation or the Subscription Agreement. Each of the proxy and power of attorney granted is given in consideration of the agreements and covenants of the company and the investors in connection with the transactions contemplated by the Subscription Agreement and, as such, each is coupled with an interest and shall be irrevocable until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock, either of which may never occur.

Other Material Terms of the Offering

In this Offering Circular, the term “AppMail” or the “company” refers to AppMail, Inc.

The offering will terminate at the earlier of 1) the date at which the maximum offering amount has been sold, 2) the date at which the Offering is earlier terminated by the company at its sole discretion, or 3) the date that is one year from this Offering being qualified by the United States Securities and Exchange Commission (the “Commission”). The company has engaged Bryn Mawr Trust Company of Delaware (the “Escrow Agent”) to hold funds that are tendered by investors. The Offering is being conducted on a best-efforts basis, with a Minimum Target Amount of $750,000, excluding the Transaction Fee paid directly to SeedInvest, which must be received prior to September 14, 2022, or as sooner terminated by the company. Only funds invested through SeedInvest will count towards the Minimum Target Amount. Direct investments, including cancellation of non-convertible short term indebtedness, for the company’s Series Seed Preferred Stock will not be accepted prior to, and will not count toward reaching the Minimum Target Amount. If the minimum is not reached within that time, all funds tendered by investors will be promptly returned to investors in this Offering. The company may undertake one or more closings on a rolling basis once the Minimum Target Amount is sold. After each closing, funds tendered by investors will be made available to the company. After the initial closing of the Offering, the company expects to hold closings on at least a monthly basis.

Sales of these securities will commence on approximately September 14, 2021.

The company is following the “Offering Circular” format of disclosure under Regulation A.

IMPORTANT NOTICES TO INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

THIS OFFERING IS INHERENTLY RISKY. SEE “RISK FACTORS” ON PAGE 10.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

In the event that the company becomes a reporting company under the Securities Exchange Act of 1934, it intends to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

Preferred Stock	38
Certificate of Incorporation and Bylaw Provisions	40
Rule 144	42

PART F/S	1

SUMMARY OF THE OFFERING

This SUMMARY OF THE OFFERING highlights information contained elsewhere and does not contain all of the information that you should consider in making your investment decision. Before investing in the company’s Series Seed-1 Preferred Stock, you should carefully read this entire Offering Circular, including the company’s financial statements and related notes. You should also consider, among other information, the matters described under “RISK FACTORS” and “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS”.

The Company

AppMail, Inc. (“AppMail”, the “company”, “we” or “us”) is a Delaware corporation formed on March 23, 2012 under the name Airto, Inc. The company has also previously conducted business under the name of SeatAssignMate. The company’s principal executive office is located at 435 W. 31st St., New York, NY 10001.

The Offering

Securities offered:

Minimum of 1,530,613 shares of Series Seed-1 Preferred Stock for Minimum Target Amount of $750,000. Maximum of 10,204,081 shares of Series Seed-1 Preferred Stock for Maximum Offering Amount of $5,000,000.

Minimum Investment:	2,040 shares, or $999.60. SeedInvest Auto Invest participants have a lower investment minimum of 408 shares, or $199.92.

Securities outstanding before the Offering (as of March 15, 2021):

Class A Common Stock	1,486,742 shares
Class F Common Stock	20,000,000 shares
Warrants	912,930 shares
Stock Options (issued and outstanding)	0 shares
Stock Options (unissued)	0 shares
Series Seed-1 Preferred Stock	0 shares

Securities outstanding after the Offering (assuming maximum offering amount):

Class A Common Stock	1,486,742 shares
Class F Common Stock	20,000,000 shares
Warrants	1,329,560 shares
Stock Options (issued and outstanding)	160,700 shares
Stock Options (unissued)	1,122,300 shares
Series Seed-1 Preferred Stock	11,569,424 shares
Series Seed-2 Preferred Stock	1,336,406 shares
Series Seed-3 Preferred Stock	442,062 shares
Series Seed-4 Preferred Stock	540,230 shares

Payment of Certain Deferred Compensation from the Proceeds of this Offering

In 2020, Shi Li, our director and Chief Executive Officer, and Duncam Sham, our director and Product Manager, each agreed to receive only 60% of their annual salary, which was $96,000, in cash, or $57,600 each. The Company intends to pay the remaining 40%, or $38,400, to each of Mr. Li and Mr. Sham from the proceeds of this offering.

Irrevocable Voting Proxy

Under the Subscription Agreement, each investor agrees to grant an irrevocable voting proxy to the Chief Executive Officer of the company, or his or her successor, pursuant to which the Chief Executive Officer will have sole authority to vote all shares of Series Seed-1 Preferred Stock held by the investor, as well as all shares of the company’s common stock issuable upon the conversion of such shares of Series Seed-1 Preferred Stock, to the extent the investor (i) fails to vote (whether by proxy, in person or by written consent) such shares within the period required under the company’s Amended and Restated Certificate of Incorporation or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of the Amended and Restated Certificate of Incorporation or the Subscription Agreement. Each of the proxy and power of attorney granted is given in consideration of the agreements and covenants of the company and the investors in connection with the transactions contemplated by the Subscription Agreement and, as such, each is coupled with an interest and shall be irrevocable until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock, either of which may never occur.

Implications of Being an Emerging Growth Company

As an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Securities Exchange Act of 1934 upon filing a Form 10 or Form 8-A. The company has no current intention of filing a Form 10 or Form 8-A and as a result becoming a reporting company under the Securities Exchange Act of 1934 in connection with this offering or otherwise. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•	will not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1.07 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

As a Tier 2 Regulation A issuer, we will be required to:

•	File annual reports on Form 1-K with the Commission within 120 calendar days of our fiscal year end;

•	File semiannual reports on Form 1-SA with the Commission within 90 calendar days after the end of the first six months of our fiscal year;

•	File current reports on Form 1-U with the Commission within four business days of the occurrence of one (or more) of the following events:
o	fundamental changes;
o	bankruptcy or receivership;
o	material modification to the rights of securityholders;
o	changes in our certifying accountant;
o	non-reliance on previous financial statements or a related audit report or completed interim review;
o	changes in control of us;
o	departure of our principal executive officer, principal financial officer, or principal accounting officer;
o	unregistered sales of 10% or more of our outstanding equity securities; and,

•	File an exit report on Form 1-Z with respect to the termination or completed of this Offering.

RISK FACTORS

RISK FACTORS

The Commission requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company’s Business and Industry

The COVID-19 pandemic may materially and adversely affect our business and operations.

While the complete impact on our business from the outbreak of the COVID-19 coronavirus is unknown at this time and difficult to predict, many aspects of our business are being adversely affected by it and may continue to be adversely affected. The outbreak of COVID-19 originated in Wuhan, China, in December 2019 and has since spread to the rest of the world, including our principal target geographic markets. The spread of the COVID-19 coronavirus has caused public health officials to recommend precautions to mitigate the spread of the virus, especially as to travel and congregating in large numbers. In addition, certain states and municipalities have enacted, and additional locations are considering enacting quarantine and “shelter-in-place” regulations which severely limit the ability of people to move and travel, and regulations requiring non-essential businesses and organizations to close. The COVID-19 pandemic is affecting the United States and global economies, our operations, and those of third parties on which we rely. Additionally, while the potential economic impact caused by the COVID-19 pandemic and its duration is difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may reduce our ability to access capital, which could negatively impact our short-term and long-term liquidity. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, financing or clinical trial activities or on healthcare systems or the global economy as a whole. However, these effects are likely to have a material impact on our liquidity, capital resources, operations and business and those of the third parties on which we rely.

The company has a limited operating history upon which you can evaluate its performance, and has not yet generated profits. Accordingly, the company’s prospects must be considered in light of the risks that any new company encounters. AppMail was incorporated under the laws of the State of Delaware on March 23, 2012, and it has not yet generated sustained profits. The likelihood of its creating a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, its operation in a competitive industry, and the continued development of its technology and products. The company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. You should consider the business, operations, and prospects in light of the risks, expenses, and challenges faced as an emerging growth company.

The company’s sales cycle is long and may be unpredictable, which can result in variability of its financial performance. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. During the sales cycle, the company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. A long sales cycles may require the company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The company’s results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the company can increase sales to existing customers. As a result, the company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The company’s operates in a highly competitive market. The company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The company’s competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize products and services. These competitors also compete with the company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products or services more rapidly or effectively than the company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client’s business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract’s term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Cyclical and seasonal fluctuations in the economy, and in internet usage may have an effect on our business. Both cyclical and seasonal fluctuations may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The company is currently dependent on the leisure travel industry for revenue. The company’s financial prospects are currently dependent upon businesses in the leisure travel industry using its services. The Covid-19 pandemic and associated travel restrictions recommended or mandated by governmental authorities have had a material adverse effect on the leisure travel industry worldwide, which may have a material adverse effect on the company’s business and results of operations. Leisure travel, including leisure airline tickets, hotel room reservations and rental car reservations, is also dependent on personal discretionary spending levels. Leisure travel services tend to decline, along with the advertising dollars spent by travel suppliers, during general economic downturns and recessions (including as a result of the effects of the Covid-19 pandemic discussed above). If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which may negatively impact the demand for its services. Additionally, events beyond the company’s control also may adversely affect the leisure travel industry, with a corresponding negative impact on its business and results of operations. Natural disasters or outbreaks of pandemics and epidemics (including the Covid-19 pandemic discussed above) have disrupted normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks, any of which could have an impact on its business and results of operations.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Although we have received an issued patent in the U.S., we may not be successful in obtaining issued patents for currently pending technology patent applications in European Union and China. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a provisional patent application for “Facilitating passenger to manage airline reservation within electronic message” in the European Union and China. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management’s attention.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. We may not be able to effectively detect, prevent and recover from security breaches, including attacks on information technology and infrastructure by hackers and viruses. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. The intentional or negligent actions of employees, business associates or the third-party service and product providers upon whom we rely, may undermine our security measures. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The company’s financial forecasts project aggressive growth. If our assumptions are wrong, and our projections regarding market penetration are too aggressive, the company’s financial projections may overstate the company’s viability. In addition, such forward-looking statements are only predictions. The company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The company's revenue model remains largely unproven. The company may find that customers are unwilling to pay for its services in the manner that the company has proposed. If this is the case, the company may need to alter its revenue model, may be unable to secure customers, and may miss its growth projections. If this were to occur, the company may be unable to meet its financial obligations.

Our Founders and Directors own a majority of the voting power of the outstanding capital stock of the company, which allows them to effectively control the company. Upon the consummation of this Offering, Shi Li and Duncan Sham, two of company’s founders, hold shares of the company’s Class F Common Stock which carry ten (10) votes per share (as described below under “Security Ownership of Management and Others in Certain Securityholders”), while the company’s Class A Common Stock carries one (1) vote per share and each of the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock and Series Seed-4 Preferred Stock vote on an as-converted to Class A Common Stock basis. Further, the company’s Amended and Restated Certificate of Incorporation provides that the company’s board of directors shall be composed of two (2) members elected by the holders of a majority of the outstanding Class F Common Stock. Thus, Mr. Li and Mr. Sham have the ability to control the outcome of any matter submitted to the stockholders for approval, including the election of our Board of Directors and the approval of significant company transactions, and will have significant control over the company’s management and policies. As members of the company’s Board of Directors, Mr. Li and Mr. Sham owe fiduciary duties to the company and its stockholders, and must act in a manner they reasonably believe to be in the best interests of the company and its stockholders. As stockholders of the company, Mr. Li and Mr. Sham are generally entitled to vote their shares in their own interests, which may in some cases differ materially from the interests of the company’s stockholders generally. The concentration of ownership could also delay or prevent a change in control of the company or otherwise discourage a potential acquirer from attempting to obtain control of the company, which in turn could reduce the price potential investors are willing to pay for the company. In addition, Mr. Li and Mr. Sham could use their voting influence to maintain the company’s existing management, delay or prevent changes in control of the company, or support or reject other management and board proposals that are subject to stockholder approval.

The company anticipates initially sustaining operating losses. It is anticipated that the company will initially sustain operating losses. AppMail’s ability to become profitable depends on success in licensing and selling of products. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the company is successful. Furthermore, the company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements, or other unforeseen difficulties. There can be no assurance that the company will ever become profitable. If the company sustains losses over an extended period of time, it may be unable to continue in business.

The company may not be able to protect its intellectual property. The company's success will depend on its ability to secure additional patent protection for its core technologies and ability to enforce those patents. The patent applications that are pending may not result in issued patents. If any patent application results in an issued patent, that patent may later be invalidated or held unenforceable as patent law changes. Further, the outsourcing of the manufacture of the company’s product may result in the unauthorized exposure of its intellectual property.

If the company cannot raise sufficient funds, it will not succeed. AppMail is offering Series Seed-1 Preferred Stock in the amount of up to $5 million in this offering on a best-efforts basis and may not raise the complete amount. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company raises a substantially lesser amount than the maximum offering amount, it will have to find other sources of funding for some of the plans outlined in “USE OF PROCEEDS TO ISSUER.”

Future fundraising may affect the rights of investors. In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The company’s future success is dependent on the continued service of a small executive management team. The company depends on the skill and experience of two individuals, Shi Li and Duncan Sham. Each has a different skill set. The company’s success is dependent on their ability to manage all aspects of the business effectively. Because the company is relying on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of key members of the executive team could have a negative impact on the company’s ability to manage and grow its business effectively. The company does not maintain a key person life insurance policy on any of the members of its senior management team. As a result, the company would have no way to cover the financial loss if it were to lose the services of its directors or officers.

The company relies on third-party service providers. The company’s third-party partners provide a variety of essential business functions, including information technology services, and many others. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. If the company encounters problems with one or more of these parties, their failure to perform to expectations could have a material adverse impact on the company.

New competitors may enter the market. The company operates in a relatively new market and the competitive landscape is not yet clear. New competitors may enter the market with an expanded range of products at a lower cost, targeting the same customer base, which may force the company to cut prices.

Any valuation at this stage is difficult to assess. The valuation for the Offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess, and you may risk overpaying for your investment.

Risks Related to the Securities in this Offering

This investment is illiquid. There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. Although the company intends to apply in the future for quotation of its Common Stock on an over-the-counter market, or similar, exchange, there are a number of requirements that the company may or may not be able to satisfy in a timely manner. Even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. You should assume that you may not be able to liquidate your investment for some time, or be able to pledge these shares as collateral.

Investors will hold minority interests in the company. Investors will hold minority interests in the company and will not be able to direct its operations. As discussed above, the company’s founders hold a majority of the company’s outstanding voting securities and therefore will have the ability to direct the outcome of any matter submitted to the company’s stockholders, including the election of the company’s Board of Directors.

The value of your investment may be diluted if the company issues additional options. A pool of unallocated options is typically reserved for future employees, which affects the fully-diluted pre-money valuation for this offering. The price per share of the Series Seed-1 Preferred Stock has been calculated assuming a 3.5% post-money unallocated option pool, which may not account for all additional options the company will issue after the offering and may not provide adequate protection against the dilution investors may face due to such additional issuances. Any option issuances by the company over the 3.5% pool will lower the value of your shares.

Effects of Future Offerings. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow. The company cannot predict the size of future issuances of equity or debt instruments or other securities convertible into equity in connection with any such financing. Likewise, the company cannot predict the effect, if any, that future issuances and sales of its securities will have on its existing securityholders. If the company raises additional funds by issuing additional equity securities, such financing may substantially dilute the interests of existing stockholders.

Certain provisions of our Subscription Agreement, our Amended and Restated Certificate of Incorporation, our amended and restated bylaws and Delaware law will materially affect the rights of stockholders. Certain provisions of the Subscription Agreement that investors are required to execute in connection with this Offering, as well as our Amended and Restated Certificate of Incorporation, may materially affect the rights of stockholders of the company. These provisions include:

•	Under the Amended and Restated Certificate of Incorporation, each holder of the company’s preferred stock (or, if converted or exchanged, such class of stock into which the preferred stock is converted or exchanged) has seven (7) calendar days after receipt of notice of any action subject to a vote of the holder in which to vote (whether by proxy, in person or by written consent) such shares. If the holder fails to vote within such notice period, the company’s Chief Executive Officer is authorized to vote such holder’s shares of preferred stock (or, if converted or exchanged, such class of stock into which the preferred stock is converted or exchanged) in the Chief Executive Officer’s discretion.

•	Under the Subscription Agreement, each investor agrees to grant an irrevocable voting proxy to the Chief Executive Officer of the company, or his or her successor, pursuant to which the Chief Executive Officer will have sole authority to vote all shares of Series Seed-1 Preferred Stock held by the investor, as well as all shares of the company’s common stock issuable upon the conversion of such shares of Series Seed-1 Preferred Stock, to the extent the investor (i) fails to vote (whether by proxy, in person or by written consent) such shares within the period required under the company’s Amended and Restated Certificate of Incorporation or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of the Amended and Restated Certificate of Incorporation or the Subscription Agreement. If an investor fails to vote by such deadline or attempts to vote in a manner inconsistent with the Amended and Restated Certificate of Incorporation or the Subscription Agreement, the Chief Executive Officer may vote such investor’s shares of Series Seed-1 Preferred Stock on behalf of the investor, which may harm the value of the Series Seed-1 Preferred Stock held by such investor. Each of the proxy and power of attorney granted is given in consideration of the agreements and covenants of the company and the investors in connection with the transactions contemplated by the Subscription Agreement and, as such, each is coupled with an interest and shall be irrevocable until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock, either of which may never occur.

•	The Subscription Agreement contains a “drag-along” provision, pursuant to which investors who purchase Series Seed-1 Preferred Stock may be required to participate in a sale of the company (whether by merger, stock purchase or otherwise) on a pro rata basis provided that certain conditions are satisfied.

•	The Class F Common Stock held by our founders carry certain special voting rights and rights with respect to the designation of directors for nomination and election to our board of directors. See “Securities Being Offered”.

The Company’s amended and restated bylaws (“Bylaws”) provide, to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between the Company and its stockholders, which could increase costs to bring a claim, discourage claims or limit the ability of the Company’s stockholders to bring a claim in a judicial forum viewed by the stockholders as more favorable for disputes with the Company or the Company’s directors, officers or other employees.

Our Bylaws provide, to the fullest extent permitted by law, that unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for any (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders; (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), the certificate of incorporation or the Bylaws of the corporation; or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine, shall, in each case, be the Delaware Court of Chancery located within the State of Delaware (or, if the Delaware Court of Chancery located within the State of Delaware lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware).

The choice of forum provision may increase costs to bring a claim, discourage claims or limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company’s directors, officers or other employees, which may discourage such lawsuits against the Company or the Company’s directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Company’s amended and restated bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions. The exclusive forum provision in the Company’s amended and restated bylaws will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws including the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or the respective rules and regulations promulgated thereunder.

You will need to keep records of your investment for tax purposes. As with all investments in securities, if you sell our Series Seed-1 Preferred Stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize, or apply the loss to other taxable income. If you do not have a regular brokerage account, or your regular broker or custodian will not hold our Series Seed-1 Preferred Stock for you (and many brokers refuse to hold securities issued under Regulation A) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain or loss on any sales of the Series Seed-1 Preferred Stock.

If you invest in this Offering, you will experience immediate and substantial dilution. The offering price of our Series Seed-1 Preferred Stock is higher than the pro forma net tangible book value per share issued and outstanding immediately after this offering. Therefore, if you purchase shares of our Series Seed-1 Preferred Stock in this Offering, you will experience immediate and substantial dilution. See “DILUTION”.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the offering.

The following table demonstrates the price that new investors are paying for their shares of our Series Seed-1 Preferred Stock with the effective cash price paid by existing stockholders, including all outstanding stock options and identifying the effective cash price of previously converted instruments. The table presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to existing stockholders than just including such transactions for the last 12 months, which is what the Commission requires. The dilution disclosures contained in this section are based upon the instruments issued and outstanding as of March 15, 2021.

Common Shares	Date Issued	Issued Shares	Potential Shares	Total Compensation	Effective Cash Price per Share at Issuance or Potential Conversion
Class A Common Stock	12/9/2016; 11/30/2018 11/12/2020[3]	1,486,752	0	$187,332.44	$0.001; $0.04675; $0.85

Class F Common Stock	6/21/2012; 11/29/2016 03/28/2012	20,000,000	0	$11,000	$0.001; $0.0001

Warrants	N/A	0	1,329,560[4]	$1,130,126	$0.85

Stock Options (issued and outstanding)[1]	N/A	0	160,700	1,182,838	N/A

Stock Options (unissued)[2]	N/A	0	1,122,300	N/A	N/A

Another way to look at dilution is by evaluating the dilution that new investors will experience upon investment in the company based on the net tangible book value of the company compared to existing holders of our securities. Because this calculation is based on the net tangible assets of the company, we are calculating based upon our net tangible book value of $(26,419) as of December 31, 2020. This evaluation is limited because it does not include shares of our capital stock or options to purchase them issued in 2021 to maintain consistency with the net tangible book value as of December 31, 2020. Our issuances in 2021 include 60,993 shares of our Class A Common Stock. These issuances increased our outstanding shares from 21,425,749 to 21,486,742 as of March 15, 2021.

1 The Stock Options (issued) and outstanding) are to be granted after the closing of this offering pursuant to the terms of certain service agreements by and between the company and certain service providers, at an exercise price equal to the fair market value per share of the company’s common stock as of the date of grant, as determined by an independent valuation company engaged by our board of directors and stated in a written 409A valuation report by such company.

2 The exercise price of the Stock Options (unissued) to be granted after the closing of this offering shall be equal to the fair market value of a share of the company’s common stock as of the date of grant, as determined by an independent valuation company engaged by the board of directors and stated in a written 409A valuation report by such company.

3 This date represents the first closing of the Reg CF offering of Class A Common Stock of the company.

4 This amount reflects outstanding shares under the warrant post-offering, assuming the maximum offering amount.

The offering costs assumed in the following table includes up to $425,000 in commissions to SI Securities, LLC, as well as $170,000 in estimated legal and Edgarization fees incurred for this offering.

This table presents two scenarios for the convenience of the reader: a $750,000 raise from this offering (the minimum offering), and a fully subscribed $5,000,000 raise from this offering (the maximum offering). The net tangible book value post-financing increases after the first closing of this offering not only by the net offering proceeds, but also by $741,934 in each scenario, due to the conversion of our convertible promissory notes and SAFEs into preferred stock.

	$750,000 Raise	$5,000,000 Raise
Price Per Share	$0.49	$0.49
Shares Issued	1,530,612	10,204,081
Capital Raised	$750,000	$5,000,000
Less: Offering Costs	$233,750	$595,000
Net Offering Proceeds	$516,250	$4,405,000
Net Tangible Book Value Pre-financing	$(768,353)	$(768,353)
Net Tangible Book Value Post-financing	$489,831	$4,378,581

Shares of Common Stock issued and outstanding pre-financing (as of Dec. 31, 2020)	21,425,749	21,425,749

Total Post-Financing Shares Issued and Outstanding	29,313,955	37,987,424

Net tangible book value per share prior to offering	$(0.0359)	(0.0359)
Increase/(Decrease) per share attributable to new investors	$0.0526	0.1511
Net tangible book value per share after offering	$0.0167	0.1153
Dilution per share to new investors ($)	0.4733	0.3747
Dilution per share to new investors (%)	96.6%	76.5%

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a “down round”, meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2017 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

•	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

•	In June 2018 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

Plan of Distribution

The company is offering a minimum of 1,530,612 and up to 10,204,081 shares of Series Seed-1 Preferred Stock (the “Shares”) on a “best efforts” basis at a price of $0.49 per share. Investors may subscribe to this Offering through SI Securities, LLC or directly with the company. The minimum subscription is $999.60. SeedInvest Auto Invest participants have a lower investment minimum of $199.92. These minimum subscription amounts exclude the SeedInvest Transaction Fee of 2.0% of the amount invested, up to $300, which only applies to investments through SeedInvest.

The minimum number of Shares sold represents the Minimum Target Amount of approximately $750,000. The company must reach its Minimum Target Amount via subscriptions through SI Securities, LLC prior to accepting direct investments. A notice that the company has reached its Minimum Target Amount will be posted to the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the “Online Platform”).

SI Securities, LLC – Plan of Distribution

The company has engaged SI Securities, LLC (“SeedInvest”) as its sole and exclusive placement agent to assist in the placement of its securities. SI Securities, LLC is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities.

For investments through SeedInvest, investors will follow the purchase procedure below:

•	The purchase price for the Series Seed-1 Preferred Stock shall be paid simultaneously with execution and delivery to the company of the signature page of the Subscription Agreement filed as Exhibit 4 to this Offering Statement, of which this Offering Circular is part.

•	In the event that the Minimum Target Amount has not been met by the termination date, any money tendered by investors in the offering, including any Transaction Fees, will be promptly returned.

•	Upon a successful closing, the investor’s funds shall be released to the company. The investor shall receive notice and evidence of the digital entry of the number of the Series Seed-1 Preferred Stock owned by investor reflected on the books and records of the company and verified by Vstock Transfer, LLC (the “Transfer Agent”), which books and records shall bear a notation that the Series Seed-1 Preferred Stock were sold in reliance upon Regulation A of the Securities Act. Upon written instruction by the investor, the Transfer Agent may record the Shares beneficially owned by the investor on the books and records of the company in the name of any other entity as designated by the investor and in accordance with the Transfer Agent’s requirements.

Terms of Subscription Agreement

Investors who subscribe for shares of our Series Seed-1 Preferred Stock in this Offering will be required to execute and deliver a Subscription Agreement in substantially the form filed as Exhibit 4 to this Offering Statement. The Subscription Agreement contains important representations and warranties and other agreements by the investor, including the following:

•	Each investor that purchases $500,000.00 or more of our Series Seed-1 Preferred Stock (each, a “Major Investor”) has the right of first refusal to purchase the Major Investor’s pro rata share of any “New Securities” (as defined in the Subscription Agreement) that the company may from time to time issue after the final closing of the Offering, provided, the Major Investor can demonstrate to the company’s reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities eligible to purchase such New Securities under applicable securities laws.

•	Each investor agrees to grant an irrevocable voting proxy to the Chief Executive Officer of the company, or his or her successor, pursuant to which the Chief Executive Officer will have sole authority to vote all shares of Series Seed-1 Preferred Stock held by the investor, as well as all shares of the company’s common stock issuable upon the conversion of such shares of Series Seed-1 Preferred Stock, to the extent the investor (i) fails to vote (whether by proxy, in person or by written consent) such shares within the period required under the company’s Amended and Restated Certificate of Incorporation or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of the Amended and Restated Certificate of Incorporation or the Subscription Agreement.

•	The Subscription Agreement contains a “drag-along” provision, pursuant to which investors who purchase Series Seed-1 Preferred Stock may be required to participate in a sale of the company (whether by merger, stock purchase or otherwise) on a pro rata basis provided that certain conditions are satisfied.

Direct Investment – Plan of Distribution

Subscriptions will be held in escrow with the Escrow Agent until the Minimum Target Amount has been raised. After the Minimum Target Amount has been reached, the company may accept investments directly from subscribers. This condition prevents the company from accepting any direct investment subscriptions until the Minimum Target Amount has been reached. Notice that the Minimum Target Amount has been reached will be posted to the company’s offering page on the Online Platform. For direct investments, investors may choose to (i) provide funds directly to the company in exchange for shares of the Series Seed-1 Preferred Stock, (ii) tender a cancellation of debt as payment for shares of the Series Seed-1 Preferred Stock, or (iii) a combination of such methods, following the purchase procedure below:

•	The purchase price for the Series Seed-1 Preferred Stock shall be paid simultaneously by ACH or wire transfer to an account designated by the company with execution and delivery via email of a digitally signed signature page of the Subscription Agreement filed as Exhibit 4 to this Offering Statement, of which this Offering Circular is part.

•	To the extent that an investor holds indebtedness of the company evidenced by a short term non-convertible promissory note or similar instrument of the company, investor may pay the purchase price for the Series Seed-1 Preferred Stock, in whole or in part, by cancellation of such indebtedness by delivering such promissory note or other instrument to the company with instructions as to the amount of indebtedness to cancel in exchange for the Series Seed-1 Preferred Stock (and to the extent indebtedness remains after application of such indebtedness to the purchase price for the Series Seed-1 Preferred Stock, the company shall issue a new promissory note or similar instrument of like tenor to Investor evidencing such remaining indebtedness).

•	Upon a successful closing, the investor’s funds shall be available for use by the company. The investor shall receive notice and evidence of the digital entry of the number of the Series Seed-1 Preferred Stock owned by investor reflected on the books and records of the company and verified by the Transfer Agent, which books and records shall bear a notation that the Series Seed-1 Preferred Stock were sold in reliance upon Regulation A of the Securities Act. Upon written instruction by the investor, the Transfer Agent may record the Shares beneficially owned by the investor on the books and records of the company in the name of any other entity as designated by the investor and in accordance with the Transfer Agent’s requirements.

Commissions, Discounts, Expenses and Fees

The following table shows the total discounts, commissions, and fees payable to SI Securities, LLC in connection with this offering by the company:

Per Share
Public offering price	$0.49

SeedInvest Transaction Fee	$0.0098

Placement agent commissions	$0.04165

Proceeds, before expenses, to the company	$0.44835

Assuming the full amount of the offering is raised, the company estimates that the maximum commissions and Transaction Fees payable or owed by the company and the investors to SeedInvest will be approximately $525,000. This estimate includes transaction fees to be paid by investors directly to SeedInvest. Investors will be required to pay directly to SeedInvest a Transaction Fee equal to 2.0% of the investment amount at the time of the investors’ subscription, up to $300.

Other Terms

Except as set forth above, the company is not under any contractual obligation to engage SI Securities, LLC to provide any services to the company after this offering, and it has no present intent to do so. However, SI Securities, LLC may, among other things, introduce the company to potential target businesses or assist the company in raising additional capital, as needs may arise in the future. If SI Securities, LLC provides services to the company after this offering, the company may pay SI Securities, LLC fair and reasonable fees that would be determined at that time in an arm’s length negotiation.

SI Securities, LLC intends to use the Online Platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com, to provide technology tools to allow for the sales of securities in this offering. SI Securities, LLC will charge you a non-refundable transaction fee equal to 2.0% of the amount you invest (up to $300) at the time you subscribe for the company’s shares (the “Transaction Fee”). The Transaction Fee is broken out as follows: i) 50% to cover the financial and administrative costs associated with the processing of payments via Wire, ACH, and Debit transfers; and ii) 50% to cover the financial and administrative costs of the related and subsequent reconciliation of cash and securities in investor accounts. If a purchase is made by means other than the Online Platform, and as described above in “Direct Investment – Plan of Distribution”, investors will not be charged the non-refundable Transaction Fee equal to 2.0% of the amount they invest (up to $300). The Transaction Fee will be promptly refunded in the event the company does not reach its minimum fundraising goal. In addition, SI Securities, LLC may engage selling agents in connection with the Offering to assist with the placement of securities.

Selling Security holders

No securities are being sold for the account of security holders. All net proceeds of this offering will go to the company.

Transfer Agent and Registrar

VStock Transfer, LLC will serve as Transfer Agent to maintain shareholder information on a book-entry basis. The company will not issue shares in physical or paper form. Instead, its shares will be recorded and maintained on its shareholder register.

Investors’ Tender of Funds and Return of Funds

After the Commission has qualified the Offering Statement, the company will accept tenders of funds to purchase the Series Seed-1 Preferred Stock. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date), provided that the Minimum Target Amount has been met. Only funds invested through SeedInvest will count towards the Minimum Target Amount. Direct investments, including cancellation of non-convertible short term indebtedness, for the company’s Series Seed-1 Preferred Stock will not be accepted prior to, and will not count toward reaching the Minimum Target Amount. Tendered funds will remain in escrow until both the Minimum Target Amount has been reached and a closing has occurred. However, in the event the company has not sold the minimum amount of shares by 12-months following qualification, or sooner if the Offering is terminated by the company, any money tendered by potential investors will be promptly returned by the Escrow Agent. Upon closing, funds tendered by investors will be made available to the company for its use.

Following reaching the Minimum Target Amount, the company may accept subscriptions for direct investments. Any tendered funds from direct investments will not be held in escrow and will be immediately available to the company upon acceptance of the investor’s subscription.

In the event that the company needs to raise funds during this offering, the company may rely on cash on hand, or may seek to raise funds by conducting a new offering of equity or debt securities.

In order to invest, you will be required to subscribe to the Offering via the Online Platform and agree to the terms of the Offering, the Subscription Agreement and any other relevant exhibits attached thereto.

USE OF PROCEEDS TO ISSUER

Assuming a maximum raise of $5,000,000, the net proceeds of this offering would be approximately $4,328,200 after deducting estimated offering costs of $425,000 to SI Securities, LLC in commissions, $20,000 in Edgarization fees, $150,000 in legal fees, and $76,800 in payments to our directors and management.

Assuming a raise of the minimum of $750,000, representing the minimum offering amount, the net proceeds of this offering would be approximately $439,450 after subtracting estimated offering costs of $63,750 to SI Securities, LLC in commissions, $20,000 in Edgarization fees, $150,000 in legal fees, and $76,800 in payments to our directors and management.

The $76,800 in payments to our directors and management consists of $38,400 that the company intends to pay to each of Shi Li, our director and Chief Executive Officer, and Duncan Sham, our director and Product Manager from the proceeds of this offering. In 2020, each of Messrs. Li and Sham agreed to receive only 60% of their annual salary, which was $96,000, in cash, or $57,600 each. The $38,400 payments to each of them are for the remaining 40% of their 2020 salary.

Please see the table below for a summary our intended use of the net proceeds from this offering

Percent Allocation	Minimum Offering $750,000 Raise Use Category		Maximum Offering $5,000,000 Raise Use Category
60%	Product Development	50%	Product Development
20%	Sales and Marketing	20%	Sales and Marketing
20%	General and Administrative	20%	General and Administrative
0%	Research & Development	10%	Research and Development

Because the offering is a “best efforts”, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering.

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

DESCRIPTION OF BUSINESS AND PROPERTY

Description of the Business

AppMail is an email technology company that delivers interactive experiences inside of an email, just like one would experience on a website or in a mobile application. We’ve been grinning and bearing the same 1990s email functionality for decades, with little other than superficial aesthetic updates. AppMail is offering a new kind of email through our products.

Our patented technology, which is a white-label interactive email solution, enables users to perform meaningful actions inside of their outgoing emails. With the functionality of a website or app, and the accessibility of an email, AppMail is redefining the way users interact with their inbox. Imagine adding a product to a cart, booking an appointment, or completing a survey all without leaving the email. The mission is to improve productivity, efficiency and increase engagement between consumers and brands who send the emails. We can create emails with rich, interactive interfaces that keep customers interested and engaged. We give users a vibrant, app/web-like experience in their email, compelling them to perform meaningful actions. The interactive components we enable include drop-down menus, hover-over states, text input and image carousels, allowing users to make purchases, book appointments, take polls, participate in surveys and engage in a wide variety of ways. By enabling mini-apps inside emails, we try to turn every reader into a potential customer.

With respect to our travel-oriented clients, our innovative interactive email is essentially a flight check-in application built into an email. We have developed strategic relationships across the airline industry. For example, we participated in the four month Navigator accelerator program run by Cockpit Innovation Hub, the venture capital arm of El Al Israel Airlines, Inc., and JetBlue Technology Ventures, L.L.C., resulting in our receipt of an aggregate $50,000 investment from these companies in exchange for the issuance of a simple agreement for future equity in the amount of $50,000 (which will result in the issuance of an aggregate of 1,365,343 shares of Series Seed-1 Preferred Stock to these companies upon the first closing of this offering), and are currently in the development stage of a potential partnership with the largest passenger airline in Southeast Asia.

Based on data collected since January, 2019, up to 90% of users engage with emails sent by AppMail for its customers for at least 18 seconds, as compared to the email marketing industry average of 13.4 seconds in 2018, and those emails resulted in a 37% conversion rate. We were also voted “Best Ancillary Upsell Solution” at IATA (International Air Transport Association) World Passenger Symposium 2017.

Business Plan

The company is now preparing to enter into non-travel verticals and other geographical markets, including Argentina, Peru, Brazil and Southeast Asia with our partners in 2021. We are looking to add over 300 million emails to our pipeline and are also currently working on enriching interactive email library (front-end) and scaling content/inventory cloud (back-end) to power non-travel clients in other verticals, which requires additional resources for development, sales and marketing, some of which will be provided by the net proceeds of this Offering.

Email Use Case Example in the Airline Vertical

For example, what we have done for one of our airline clients is deploy a flight check-in app right into the email itself, for travelers to conduct seat assignment and contactless check-ins.

•	Interactive and dynamic seat map: The seat map displayed in the email is live and real-time, which means that when the email is opened or refreshed, the latest seat map availability will be fetched from the airlines’ system and displayed in the passenger’s email accordingly. The seat map also has an interactive element to it, which allows passengers to assign their seats.

•	Intelligent merchandising (Product Service Offerings): The airlines’ product service offerings in the email will be customized and personalized according to the passengers booking class, frequent flyer status, and the flying route. Other rules, such as email opening time, device, and geo-location may also affect the content in the email.

•	Flight Check-in: The flight check-in process is streamlined into a single click within the email. Once the passenger has checked-in, the boarding pass will be updated in the same email.

Our Solution for New Verticals

•	Shoppable Emails: when our clients see a product they like in a targeted email campaign, they don’t need to click through to a separate webpage and wait for it to load through a web browser when they want to buy. Instead, the customer can browse and shop directly from the email, in one seamless interaction. It’s like a mini-shop in the email.
•	Other Interactive Email Experiences: We can include most of the interactive features of a webpage in our emails, allowing our customers to send their customers an interactive survey form to an appointment scheduler without the loss of engagement that happens when they click through to a webpage viewed through a browser app.

Technology

The company’s technology provides an app-like experience in the email channel, allowing brands to send actionable and shoppable content to their customers, such as adding items to a cart, selecting an item, calculating the total in the cart, tracking a shipment, and booking an appointment without the customer needing to leave their inbox.

Revenue Model

The company currently employs a dual-revenue model. Under this model, customers are generally charged on a per-email sent basis (at a rate based on the total number of emails a customer purchases). The company also generally takes a percentage commission for every product/service sold via the AppMail email.

The Company’s Products and/or Services

Product / Service	Description	Current Market
Interactive email service platform	Interactive email based marketing platform, with key use cases in e-commerce, general marketing, retail, online sales, airlines, cruises and hotels, events and stadiums and numerous other verticals.	First-tier to mid tier Brands, merchants and marketers that are engaged in online customer relationship management, digital marketing and email communications.

Competition

We face significant market competition. We will compete with larger, established companies, including MailChimp, Adobe and Salesforce, that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

In general, email marketing campaigns focus on increasing all of the click-through, lead conversion, and open rate statistics. AppMail serves both the revenue side and the digital operational metrics of enterprises in the travel, sports, and e-commerce verticals. Compared to email service providers (ESPs), and customer relationship management (CRM) providers, we believe we are changing the playing field completely. Compared to its competitors, AppMail has:

•	The ability to source real-time availability and pricing from an inventory system

•	Universal rendering and dynamic customer experience across different operating systems and devices

•	A “shopping cart" built inside an email to complete transactions with a higher conversion rate

•	ESP agnostic

•	Patented and proprietary technology

•	The ability to connect to payment systems and provide end to end transactions

Customer Base

Our targeted customers are brands and merchants that offer online and digital sales and marketing, with perishable inventories, such as e-commerce, fashion, consumer goods, airlines, cruise lines, hotels, and stadiums that are interested in providing an advanced shopping and digital experience for their customers.

Real Property

The company does not own or lease any real property.

Intellectual Property

The company is dependent on the following intellectual property:

Patents and Patent Applications

Patent No. or Patent Application No.	Title	File Date	Issue Date	Location
9,990,682	Facilitating passenger to manage airline reservation within electronic message	October 1, 2013	June 5, 2018	United States
15/997,657 (published as U.S. Pub. No. 2018/0341920)	Facilitating Dynamic Email Content Generation	June 4, 2018	N/A	United States

The ‘682 patent regarding our technology covers systems and methods for facilitating the management of airline reservations within electronic messages by passengers. These systems and methods allow interactive content to be determined based on airline reservation information associated with passengers that may include content sets for the passengers to purchase flight options such as seat upgrades, meals, entertainment, and the like within the electronic message. The interactive content may include content sets for the passengers to interact with (e.g., select) offers by merchants. Targeted offers or advertisements may be obtained from merchants by providing passenger information. In some examples, selection of targeted offers for presentation to the passenger in the electronic messages may be made based on historical information related to the passenger (e.g., such as product preferences manifested by the passengers in the past). The pending ‘657 patent application includes claims relating to facilitating dynamic email content generation for pending use cases associated with airline reservations and additional verticals, such as e-commerce, entertainment, shipping, booking and hospitality.

Litigation

None.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Year ended December 31, 2020 compared to year ended December 31, 2019:

Revenue

Revenue for fiscal year 2020 was down to $48,685, compared to fiscal year 2019 revenue of $49,615, due to key clients and our principal target market being negatively impacted by the global pandemic. All of our revenue in 2020 was from LATAM Airlines Group, S.A. Although this customer has expressed its interest in continuing to order services from the Company once the pandemic recedes and their business recovers, we do not expect to be materially dependent on revenue from this customer in current or future periods due to the uncertainty of any orders from LATAM, and the efforts we are making to extend our product and service offerings into other verticals, such as e-commerce. We have not generated any revenue from these other sources to date.

We expect to derive two major revenue streams from subscription solutions and merchant solutions.

We plan to generate subscription solutions revenues through the sale of subscriptions to our platform, which enable clients to automate inventory into email in real time, send and render a certain quota of interactive emails, utilize a specific targeting method, and access a period of time using our delivery mechanisms and analytics. We also plan to generate associated subscription solutions revenues from the sale of template themes, business mini-apps, and a white label service custom domain service in the near future.

For merchandising plans with online sales generated through our interactive email, we typically charge a transaction fee based on a percentage of gross merchandise value (GMV) sold through the interactive email. We expect to bill our merchants for transaction fees at the end of a 90-day billing cycle.

Expenses

Research and Development

Research and development expenses consist primarily of employee-related expenses for product management, product development, product design, data analytics, contractor and consultant fees and corporate overhead allocations. We continue to focus our research and development efforts on adding new mini apps and business solutions, and increasing the functionality and enhancing the ease of use of our platform across different workflows, CRMs and e-commerce platforms. While we expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our platform, over the long term we expect our research and development expenses will eventually decline as a percentage of total revenues.

Sales and Marketing

Sales and marketing expenses consist primarily of marketing programs, business development and sales. Other costs within sales and marketing include travel-related expenses and corporate overhead allocations. Costs to acquire merchants and brands are expensed as incurred. We plan to continue to expand sales and marketing efforts to attract new merchants, retain revenue from existing merchants and increase revenues from both new and existing merchants. This growth will include adding sales personnel and key account managers, and expanding our marketing activities to continue to generate additional leads and build brand awareness. Sales and marketing expenses are expected to increase in absolute dollars but over time, we expect sales and marketing expenses will eventually decline as a percentage of total revenues.

Cost of Revenue

Cost of revenue consists primarily of costs associated with operations and merchant support expenses. Operations and merchant support expenses include third-party infrastructure and hosting costs, personnel-related costs directly associated with operations and merchant support, including salaries, benefits and stock-based compensation, as well as allocated contractors.

We expect that cost of subscription solutions will increase in absolute dollars as we continue to invest in growing our business, and as the number of merchants utilizing the platform increases along with the costs of supporting those merchants. Over time, we expect that our revenue gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select and the timing of expenditures related to infrastructure expansion projects.

Liquidity and Capital Resources

The company recently completed an offering in which it sold 203,3205 shares of its Class A Common Stock at a price of $0.89 per share, or an aggregate of $173,611.95 in an offering under Regulation CF.

The company is also relying on operating revenue and cash on hand for operational costs. As of the date of this offering circular, the existing capital and anticipated funds from operations are sufficient to sustain company operations or the business plan over the next eight (8) months. However, we anticipate substantial increases in our cash requirements which will require additional capital to be generated from the sale of Common Stock, the sale of Preferred Stock, equipment financing, debt financing and bank borrowings, to the extent available, or other forms of financing to the extent necessary to augment our working capital. In the event we cannot obtain the necessary capital to pursue our strategic business plan, we may have to significantly curtail our operations. This would materially impact our ability to continue operations. There is no assurance that the company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the company.

The company anticipates that the proceeds of this Offering will provide additional and critical capital resources to support the effort of market expansion and customer acquisition in the next 10-12 months.

Indebtedness

The company has obtained a $100,000 loan under the Small Business Administration (SBA) Paycheck Protection Program. The loan has an annual interest rate of 1.0% and matures on May 15, 2022. The company expects to apply for complete forgiveness of this loan in accordance with the terms of the Paycheck Protection Program.

The company has a business credit card account with Chase Bank. This loan has a current balance of approximately $24,805.00 and an annual interest rate of 13.0%.

The company also has a commercial loan from Capital One. Shi Li and Duncan Sham, two of the company’s founders, serve as guarantors of the loan. The loan has a five-year term loan, with an annual interest rate of 16.90% and maturity date of May 8, 2023. The current balance is approximately $30,000.

The company has also issued convertible promissory notes totaling $691,934.40 and simple agreements for future equity (SAFEs) totaling $50,000.00.

5 This amount reflects the amount of Class A Common Stock sold as of March 15, 2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth certain information regarding the company’s executive officers and directors as of December 31, 2020.

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Shi Li	Co-Founder, Chief Executive Officer, President, Treasurer, Secretary, Director	39	March 28, 2012 – Present	N/A

Duncan Sham	Co-Founder & Product Manager, Director	36	January 1, 2016 – Present	N/A

Shi Li is the Chief Executive Officer and Founder of AppMail and is considered the “sensei” of the AppMail team. Shi has served as the Company’s Chief Executive Officer since its founding on March 28, 2012. He is a serial entrepreneur with a background deeply rooted in business. Previously, he built both consumer and business-facing companies in the United States and Asia. Shi’s personal mission is to help transform brands through strategy and digitization.

Duncan Sham has served as the Company’s Product Manager since January 1, 2016. Duncan is the chief creative person on the team with over a decade of experience in design for global brands. He’s guided by problem solving principles with a passion for building innovative experiences, exploring form, and functionality.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2020 the company compensated its three highest paid directors and executive officers as follows:

Name	Capacity(ies) in which compensation was received*	Cash Compensation** ($)	Other Compensation ($)	Total Compensation ($)
Shi Li	Chief Executive Officer	$96,000	0	$96,000	**

Duncan Sham	Product Manager	$96,000	0	$96,000	**

* Mr. Li and Mr. Sham are the sole directors of the company. The company has not historically paid any compensation to its directors in their capacities as such.

**This table shows total annual compensation. For 2020, Mr. Li and Mr. Sham each agreed to take 60% of this amount, or $57,600 each. The Company intends to pay the remaining 40%, or $38,400, to each of Mr. Li and Mr. Sham from the proceeds of this offering.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2020, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the company’s capital stock, (2) all executive officers and directors, and (3) any other holder who beneficially owns more than 10% of any class of the company’s capital stock:

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class F Common Stock	Shi Li 435 W 31st St, New York, NY 10001	10,000,000	0	50%
Class F Common Stock	Duncan Sham 435 W 31st St, New York, NY 10001	10,000,000	0	50%
Class A Common Stock	Nan Zhao 38 Eldridge Street, Apt. 11 New York, NY 10002	641,711	0	43.55%
Class A Common Stock	Brad Berkson 10 Bonwit Rd Riverside, CT 06878	641,711	0	43.55%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The company has a commercial loan from Capital One with a current balance of approximately $30,000, which matures in May 2023. Shi Li and Duncan Sham, two of the company’s founders, are guarantors of the loan.

SECURITIES BEING OFFERED

The following is a summary of the material terms of the company’s capital stock, including the Series Seed-1 Preferred Stock being offered in this Offering and the Class A Common Stock into which the Series Seed-1 Preferred Stock is convertible. This summary is not a complete description of our capital stock, and you should refer to the AppMail, Inc. Amended and Restated Certificate of Incorporation and the Bylaws, as amended and/or restated, which are included as exhibits to the Offering Statement of which this Offering Circular is a part, as well as the applicable provisions of the Delaware General Corporation Law.

The company’s Amended and Restated Certificate of Incorporation authorizes it to issue up to 45,000,000 shares of Class A Common Stock, up to 20,000,000 shares of Class F Common Stock, and up to 13,888,122 shares of Preferred Stock. As of the date of this Offering Circular, 11,569,424 shares of the Preferred Stock of the company have been designated “Series Seed-1 Preferred Stock”; 1,336,406 shares of the Preferred Stock of the company have been designated “Series Seed-2 Preferred Stock”; 442,062 shares of the Preferred Stock of the company are hereby designated “Series Seed-3 Preferred Stock” and 540,230 shares of the Preferred Stock of the company are hereby designated “Series Seed-4 Preferred Stock”.

Contemporaneously with the closing of this Offering, (x) and provided that the company has received the consent of holders holding at least a majority in interest of the aggregate principal amount of all convertible promissory notes to amend such notes to automatically convert upon the company’s raise of the Minimum Target Amount, the company’s outstanding convertible promissory notes will be automatically converted into 1,336,406 shares of Series Seed-2 Preferred Stock, 442,062 shares of Series Seed-3 Preferred Stock and 540,230 shares of Series Seed-4 Preferred Stock; and (y) the company’s outstanding Simple Agreements for Future Equity (SAFEs) will be automatically converted into 1,365,343 shares of Series Seed-1 Preferred Stock. After giving effect to the conversion of our convertible promissory notes and SAFEs contemporaneously with the closing of this Offering, immediately after this offering the company will have (a) 1,486,742 shares of Class A Common Stock outstanding, (b) 20,000,000 shares of Class F Common Stock outstanding, (c) 1,530,612 shares of Series Seed-1 Preferred Stock outstanding (if the minimum number of shares are sold) or 11,569,424 shares of Series Seed-1 Preferred Stock outstanding (if the maximum number of shares are sold), (d) 1,336,406 shares of Series Seed-2 Preferred Stock outstanding (e) 442,062 shares of Series Seed-3 Preferred Stock outstanding, and (f) 540,230 shares of Series Seed-4 Preferred Stock outstanding. Following the closing of this Offering, the company will also have an outstanding stock warrant exercisable for up to 1,329,560 shares of the company’s Class A Common Stock.

Common Stock

The rights, preferences and privileges of the Class A Common Stock and Class F Common Stock are identical except in respect of certain voting rights and protective provisions, as discussed below. The company’s common stock carries the following rights, preferences and privileges:

Voting

Each holder of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held on all matters submitted to a vote of stockholders. Each holder of Class F Common Stock is entitled to ten votes for each share of Class F Common Stock held on all matters submitted to a vote of stockholders.

In addition, the company’s Amended and Restated Certificate of Incorporation provides that the board of directors of the company will consist of two members elected by the holders of a majority of the outstanding shares of Class F Common Stock. As a result, holders of other classes of the company’s stock will not be entitled to elect any directors of the corporation.

Additionally, as long as any share of Class F Common Stock is issued and outstanding, the company may not take any of the following actions without the approval of holders of at least a majority of the outstanding shares of Class F Common Stock voting separately as a single class:

(a)	amend, alter or repeal any provision of its certificate of incorporation or bylaws if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Common Stock;

(b)	increase or decrease the authorized number of shares of Class F Common Stock;

(c)	authorize or create or issue or obligate itself to issue any new class or series of equity security having rights, preferences or privileges with respect to dividends or payments upon liquidation senior to or on a parity with the Class F Common Stock or having voting rights more favorable than those granted to the Class F Common Stock generally;

(d)	declare or pay any dividend or distribution to holders of preferred stock or common stock;

(e)	increase or decrease the number of directors of the company; or

(f)	liquidate, dissolve, or wind-up the business and affairs of the company, or effect any “Deemed Liquidation Event” (as such term is defined the Amended and Restated Certificate of Incorporation; generally, a merger or sale in which control of the company is transferred or all or substantially all of the company’s assets are sold).

Any action at a meeting at which a quorum is present will be decided by a majority of the voting power present in person or represented by proxy, including any election of directors. There is no cumulative voting.

Dividends

Holders of the company’s common stock are entitled to receive dividends on the common stock when, as and if declared by our board of directors out of funds legally available for payment, subject to the rights of holders, if any, of the company’s preferred stock and any other class of stock having preference over the common stock. The company shall declare all dividends pro rata on the common stock and the preferred stock on a pari passu basis according to the number of shares of common stock held by such holders. For this purpose, each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of preferred stock held by such holder.

Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. The board’s determination to issue dividends will depend upon our profitability and financial condition, any contractual restrictions (e.g., negative debt covenants), restrictions imposed by applicable law, and other factors that our board of directors deems relevant.

Liquidation, Dissolution or Winding Up

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the company (or any “Deemed Liquidation Event”, as such term is defined the Amended and Restated Certificate of Incorporation), the holders of our common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full, or provided for payment of, all of our debts and after the holders of the company’s preferred stock and any other outstanding series of any class of stock have preference over the common stock, if any, have received their liquidation preferences in full.

Other Terms

The company’s issued and outstanding shares of common stock are fully paid and non-assessable. Holders of shares of our common stock are not entitled to preemptive rights. Each share of Class F Common Stock may be converted into one share of Class A Common Stock at any time upon the election of the holder thereof, or automatically upon the death of the holder or any sale or other transfer of such shares (other than certain permitted transfers described in our Amended and Restated Certificate of Incorporation); shares of our common stock are not otherwise convertible into shares of any other class of capital stock. The company’s common stock is not subject to any redemption or sinking fund provisions.

Preferred Stock

The company’s preferred stock carries the following rights, preferences and privileges:

Voting

On all matters submitted to a vote of stockholders of the company, each holder of preferred stock is entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Additionally, as long as any share of preferred stock is issued and outstanding, the company may not take any of the following actions without the approval of holders of at least a majority of the outstanding shares of preferred stock voting separately as a single class (however such approval is generally not required in connection with certain qualified capital raise transactions by the company at a pre-money valuation of $18 million or greater):

(a)	amend, alter or repeal any provision of its certificate of incorporation or bylaws if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the preferred stock;

(b)	increase or decrease the authorized number of shares of preferred stock;

(c)	authorize or create or issue or obligate itself to issue any new class or series of equity security having rights, preferences or privileges with respect to dividends or payments upon liquidation senior to or on a parity with the preferred stock or having voting rights more favorable than those granted to the preferred stock generally;

(d)	declare or pay any dividend or distribution to holders of preferred stock or common stock;

(e)	increase or decrease the number of directors of the company; or

(f)	liquidate, dissolve, or wind-up the business and affairs of the company, or effect any “Deemed Liquidation Event”.

Irrevocable Voting Proxy

Under the Subscription Agreement, each investor agrees to grant an irrevocable voting proxy to the Chief Executive Officer of the company, or his or her successor, pursuant to which the Chief Executive Officer will have sole authority to vote all shares of Series Seed-1 Preferred Stock held by the investor, as well as all shares of the company’s common stock issuable upon the conversion of such shares of Series Seed-1 Preferred Stock, to the extent the investor (i) fails to vote (whether by proxy, in person or by written consent) such shares within the period required under the company’s Amended and Restated Certificate of Incorporation or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of the Amended and Restated Certificate of Incorporation or the Subscription Agreement. Each of the proxy and power of attorney granted is given in consideration of the agreements and covenants of the company and the investors in connection with the transactions contemplated by the Subscription Agreement and, as such, each is coupled with an interest and shall be irrevocable until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock, either of which may never occur.

Conversion

Each share of preferred stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common as is determined by dividing the Original Issue Price for the series of preferred stock by the Conversion Price for that series of preferred stock in effect at the time of conversion. The “Original Issue Price” for each series of preferred stock is specified in the Amended and Restated Certificate of Incorporation and equates to the original price at which such series of preferred stock was issued and sold by the company. The “Conversion Price” for each series of preferred stock means the Original Issue Price for such series of Preferred Stock, subject to certain adjustments as set forth in the Amended and Restated Certificate of Incorporation in the event of stock splits or combinations, stock dividends, reclassifications, exchanges, substitutions and certain mergers and consolidations. Each share of Series Seed-1 Preferred Stock will initially be convertible at a ratio of one share of Class A Common Stock for each share of Series Seed-1 Preferred Stock.

Upon either (a) the closing of the sale of shares of Class A Common to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the issued and outstanding preferred stock, at the time of such vote or consent, voting as a single class on an as-converted basis, each share of preferred stock will automatically convert into such number of fully paid and nonassessable shares of Class A Common as is determined by dividing the Original Issue Price for the series of preferred stock by the Conversion Price for that series of preferred stock in effect at the time of conversion.

Dividends

Holders of the company’s common stock are entitled to receive dividends on the common stock when, as and if declared by the board of directors out of funds legally available therefor. The company shall declare all dividends pro rata on the common stock and the preferred stock on a pari passu basis according to the number of shares of common stock held by such holders. For this purpose, each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of preferred stock held by such holder.

Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. The board’s determination to issue dividends will depend upon our profitability and financial condition, any contractual restrictions (e.g., negative debt covenants), restrictions imposed by applicable law, and other factors that our board of directors deems relevant.

Other Terms

The company’s preferred stock is not subject to any redemption or repurchase restrictions.

Liquidation, Dissolution or Winding Up

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the company or any Deemed Liquidation Event (as defined in the Amended and Restated Certificate of Incorporation), before any payment shall be made to the holders of common stock by reason of their ownership thereof, the holders of shares of preferred stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of preferred stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of preferred stock been converted into common stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

Certificate of Incorporation and Bylaw Provisions

Our Amended and Restated Certificate of Incorporation and our Bylaws, as amended and/or restated, contain provisions that may delay, defer or discourage another party from acquiring control of the company. Among other things, the company’s Amended and Restated Certificate of Incorporation provides that each share of the Company’s Class F Common Stock (which is held by its founders), entitles the holder thereof to ten votes, while the Company’s Class A Common Stock carries one vote per share. Accordingly, the founders of the company will retain voting control of the company even if the maximum offering amount is sold. Our Amended and Restated Certificate of Incorporation further provides that the company’s Board of Directors will be composed of two individuals elected by the holders of a majority of the outstanding shares of Class F Common Stock; holders of other classes of the company’s stock will not be entitled to elect the directors of the corporation.

Under the Amended and Restated Certificate of Incorporation, each holder of the company’s preferred stock (or, if converted or exchanged, such class of stock into which the preferred stock is converted or exchanged) has seven (7) calendar days after receipt of notice of any action subject to a vote of the holder in which to vote (whether by proxy, in person or by written consent) such shares. If the holder fails to vote within such notice period, the company’s Chief Executive Officer is authorized to vote such holder’s shares of preferred stock (or, if converted or exchanged, such class of stock into which the preferred stock is converted or exchanged) in the Chief Executive Officer’s discretion.

The company’s Amended and Restated Certificate of Incorporation provide that no director shall be personally liable to the company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by law. Our Bylaws, as amended and/or restated, provide that we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”), any person made or threatened to be made a party to any action by reason of the fact that the person is or was a director or officer of the company or serves or served as a director or officer of any other enterprise at the company’s request.

The company’s Amended and Restated Certificate of Incorporation provides that the company renounces any interest or expectancy in any business opportunity of (i) any director of the company who is not an employee of the company or any of its subsidiaries, or (ii) any holder of preferred stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the company or any of its subsidiaries (a “Covered Person”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the company.

The company’s Amended and Restated Certificate of Incorporation provides that no provision of the Amended and Restated Certificate of Incorporation or Bylaws of the company may be amended, altered or repealed if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of, the Class F Common Stock or the preferred stock, respectively, without the prior written consent or affirmative vote of at least a majority of the outstanding shares of Class F Common and preferred stock, respectively, each voting separately as a single class. This requirement makes it more difficult for stockholders to change our certificate of incorporation or bylaws.

We are also subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder. This anti-takeover provision could substantially impede a change in control or change of our board of directors or management, even if such change would be beneficial to stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Section 203 of the DGCL defines generally “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Rule 144

Shares of Series Seed-1 Preferred Stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, as well as shares held by our current stockholders as of immediately prior to this Offering, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any person who is or has been an affiliate of the company during the 90 days immediately preceding the sale and who has beneficially owned shares for at least six months is entitled to sell, within any three-month period commencing 90 days after the date of this Offering Circular, a number of shares that does not exceed the greater of: (i) 1% of the number of shares of common stock then outstanding, or (ii) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 by our affiliates will also be subject to manner of sale requirements and notice requirements and to the availability of current public information about the company.

PART F/S

AIRTO, INC.

(a Delaware corporation)

d/b/a SAM Email

Financial Statements for the calendar years ended
December 31, 2020 and 2019

APPMAIL, INC.

(a Delaware corporation)

f/k/a AIRTO, INC.

Financial Statements for the calendar years ended

December 31, 2020 and 2019

INDEPENDENT AUDITOR’S REPORT

April 20, 2021

To:	Board of Directors, AppMail, Inc.

Attn:    Shi Li

Re:	2020-2019 Financial Statement Audit

We have audited the accompanying consolidated financial statements of APPMAIL, INC. (a corporation organized in Delaware) (the “Company”), which comprise the balance sheets as of December 31, 2020 AND 2019, and the related statements of operations, stockholders’ equity/deficit, and cash flows for the calendar year periods of 2020 and 2019, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders’ equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 20, 2021

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APPMAIL, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
ASSETS
Current Assets
Cash and cash equivalents	$151,875	$196,858
Accounts receivable	30,000	30,000
Total current assets	181,875	226,858
Total Assets	181,875	226,858

LIABILITIES AND OWNERS' EQUITY
Current Liabilities
Accounts and credit cards payable	80,048	24,805
Total Current Liabilities	80,048	24,805

Loan payable	128,246	35,930
SAFE notes outstanding	50,000	50,000
Convertible notes outstanding	691,934	659,119

Total Liabilities	950,228	769,854

Owners' Equity
Class A common stock (15,000,000 shares of $0.0001 par value authorized, 1,425,749 and 1,414,309 shares issued and outstanding as of December 31, 2020 and 2019)	143	141
Class F common stock (25,000,000 shares of $0.0001 par value authorized, 20,000,000 and 20,000,000 shares issued and outstanding as of December 31, 2020 and 2019)	2,000	2,000
Additional paid-in capital	285,421	214,385
Retained earnings	(1,055,917)	(759,522)
Total Owners' Equity	(768,353)	(542,996)
Total Liabilities and Owners' Equity	$181,875	$226,858

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APPMAIL, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues	$48,685	$49,615

Operating expenses
General and administrative	334,792	670,583
Total operating expenses	334,792	670,583

Net Operating Income (Loss)	(286,107)	(620,968)

Interest (expense) income, net	(10,288)	(7,735)

Tax (provision) benefit	0	0

Net Income (Loss)	$(296,395)	$(628,703)

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APPMAIL, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements

	Common Stock, Class A		Common Stock, Class F		Additional Paid-In	Retained	Total Owners'
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
Balance as of January 1, 2019	1,449,770	$145	20,000,000	$2,000	$109,257	$(130,819)	$(19,417)
Issuance of Class A common stock	93,284	9			105,115		105,124
Class A common stock cancelled	(128,745)	(13)			13		0
Net loss						(628,703)	(628,703)
Balance as of December 31, 2019	1,414,309	$141	20,000,000	$2,000	$214,385	$(759,522)	$(542,996)
Issuance of Class A common stock	11,440	2			71,036		71,038
Net loss						(296,395)	(296,395)
Balance as of December 31, 2020	1,425,749	$143	20,000,000	$2,000	$285,421	$(1,055,917)	$(768,353)

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APPMAIL, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Operating Activities
Net Income (Loss)	$(296,395)	$(628,703)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Changes in operating asset and liabilities:
(Increase) Decrease in accounts receivable	0	0
Increase (Decrease) in accounts and credit cards payable	55,243	(195)
Net cash used in operating activities	(241,152)	(628,898)

Investing Activities
None	0	0

Net cash used in operating activities	0	0

Financing Activities
Proceeds from issuance of common stock	71,038	105,124
Proceeds from loan payable	92,316	35,930
Proceeds from the issuance of Crowd Notes	32,815	659,119
Net change in cash from financing activities	196,169	800,173
Net change in cash and cash equivalents	(44,983)	171,272
Cash and cash equivalents at beginning of period	196,858	25,586
Cash and cash equivalents at end of period	$151,875	$196,858

Cash paid for interest	$10,288	$7,735
Cash paid for income taxes	$0	$0

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APPMAIL, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor’s Report
For Years Ending December 31, 2020 and 2019

NOTE 1 – NATURE OF OPERATIONS

APPMAIL, INC. (which may be referred to as the “Company,” “we,” “us,” or “our”) develops and markets a patented interactive email digital platform to merchandise real-time perishable inventories. The Company has applied this technology in several industries such as airlines, stadium seating product, etc.

The Company organized on March 23, 2012 in the State of Delaware. The Company began operations in late 2015. The Company is headquartered in New York. In 2020, the Company formally changed its name from Airto, Inc. to AppMail, Inc.

The Company has incurred substantial cumulative book losses since inception. The Company has relied primarily on the issuance of securities including stock and Crowd Notes to fund the operations. The Company has seen an increase in the quality of revenue in 2020 and hopes to generate positive operating cash flow from the licensing and distribution of the technology by the end of 2021. The Company expects to raise another round of financing to help further develop its revenues. If the Company is unable to meet cash flow expectations or raise more funding, there could be substantial doubt as to whether the Company can continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations. Additionally, in 2020 and 2021, the Company faces economic uncertainty due to the COVID-19 pandemic.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2020 and 2019, the Company had $151,875 and $196,858 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is calculated using the straight-line method, based on useful lives of the assets, which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets

The Company does not amortize indefinite-lived intangible assets. Management evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, it is amortized prospectively over its estimated remaining useful life.

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Amortizable intangible assets represent patents stated at acquisition cost or cost of filing and defense from challenges. Amortization is computed on a straight line basis over the life of the patent once granted.

The Company evaluates long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted net cash flows expected to be generated by the use of the asset, including eventual disposition, are less than its carrying value. The excess of the asset’s carrying value as compared to its estimated fair value would result in the need to recognize an impairment loss. The Company did not identify any events or circumstances that require the recognition of an impairment loss for the year ended December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

9

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

•	Identify the contract with the customer

•	Identify the performance obligations within the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations

•	Recognize revenue when (or as) the performance obligations are satisfied

During 2019, the Company’s primary source of revenue is derived from the subscription-based offering of its email technology.

The Company recognizes revenue as earned from its email technology contracts as services are performed.

Cost of Revenue

The Company has not yet implemented a consistent or reliable way to measure the costs associated with delivering its product. Thusly, and consistent with the reporting of some other software-as-a-service companies, the Company is not separately stating a cost of revenue line item nor a gross profit line item in its Statement of Operations at this time.

10

In the future, the Company may adopt a more holistic approach to recording the costs of revenue such as including hosting costs, employee or contractor costs in maintaining the software’s production environment or costs from third-party products included in the service. If the Company adopts this approach, it will provide these costs across all time periods displayed. At this time, however, these costs are included in general operating expenses in the Statement of Operations.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment when ordering the genomic test. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the Company had $30,000 and $30,000 balances of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Research and Development

Expenditures (including employee expenses for those primarily involved in research and development) made for research and development are charged to expense as incurred.

Software Development Costs

The Company expenses costs incurred in the development of computer software as software research and development costs until the preliminary project stage is completed. Direct costs incurred in the development of software are capitalized once the preliminary stage is completed, management has committed to funding the project, and completion and use of the software for its intended purpose are probable. Software development costs are amortized over estimated useful lives. Costs associated with upgrades and enhancements that result in additional functionality are capitalized.

The Company has determined that the time between technological feasibility and general release timeline of the software updates is short. Consequently, the Company has not capitalized any software development costs during the year ended December 31, 2020 and 2019.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

11

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either financing or operating, with classification for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company applies the asset and liability method to account for income taxes, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment.

The Company recorded a valuation allowance for the entire amount of the net deferred tax asset at December 31, 2020 as it is determined that it was more likely than not that the net deferred tax asset would not be realized. As a result, there was no Federal or State income tax expense or benefit for the year ended December 31, 2020.

12

The Company’s Federal and State income tax returns are subject to examination by the Internal Revenue Service and the California Department of Revenue, generally for three years after they are filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

All of the shares of the Class F common stock are held by insiders of the Company, Shi Li, chief executive officer, and Duncan Sham, chief of product design. The Company may, from time-to-time, compensate these shareholders or conduct other related-party transactions.

It cannot be guaranteed that this level of compensation is commensurate with market rates for the services rendered.

NOTE 5 – SAFE NOTES AND CONVERTIBLE NOTES

The Company has issued debt and simple agreements for future equity (SAFEs) with equity conversion features.

In 2017, the Company issued $50,000 of SAFE notes to two strategic customers. Upon a qualified financing event, the customers will receive a total of 1,365,343 shares of Series Seed-1 Preferred Stock. This SAFE note is recorded as a current liability on the balance sheet as per US Securities and Exchange Commission guidance.

In 2018, the Company also issued convertible notes (called “Crowd Notes”) totaling $659,119 in conjunction with a securities offering exempt from registration under Regulation CF. The funds raised on the SeedInvest platform for the Crowd Notes issued closed in 2019 and were transferred out of escrow. Since the funds could have been subject to forfeiture if, among other conditions, the Regulation CF campaign failed to raise a minimum amount, the Company recorded the Crowd Note investments in 2019. In 2020, the Company issued a Crowd Note to SeedInvest for the performance of their listing services equal to $32,815.

The Crowd Notes provide for conversion to occur in the event of a qualified financing event. The conversion price is equal to the lower of: (a) 80 percent of the price paid by investors for the equity securities in the qualified financing and (b) a price per share based on an enterprise valuation cap divided by the fully-diluted outstanding shares immediately prior to the qualified financing event. This cap is $6.4 million for $138,034 of Crowd Notes, $7.2 million for $127,070 of Crowd Notes, and $8.0 million for $394,015 of Crowd Notes. The SeedInvest Crowd Note similarly converts at the lower of: (x) 80 percent of the price paid by investors for the equity securities in the qualified financing and (y) a price per share based on $8 million divided by the fully-diluted outstanding shares immediately prior to the qualified financing event.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

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Indemnification

Under the organizational documents, the Company’s directors and officers are indemnified against certain liability arising out of the performance of their duties to the Company. The Company’s maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 7 – EQUITY

As of December 31, 2019, the authorized common stock of the Company consists of 40,000,000 shares of $0.0001 par value common stock, of which 15,000,000 shares are designated as Class A common stock and 25,000,000 shares are designated as Class F common stock.

The Board of Directors has the ability to create, authorize, and issue one or more additional series of Common Stock from time to time (subject to any approval rights of any then outstanding series of Common Stock). The Board of Directors also has the ability to establish the rights, preferences and limitations of each series of Common Stock. Each Class A Common stockholder is entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders. The Class F Common Stockholders receive 10 votes per share. Class A and Class F common shareholders have identical distribution rights and liquidation preferences.

During 2018, the Company issued 1,449,700 shares of Class A Common Stock and during 2019, the Company issued an additional 93,284 shares of Class A Common Stock. Additionally, due to an employee departure, 128,745 shares of Class A Common Stock was cancelled. As of December 31, 2020, the Company had a total of 1,425,749 and 20,000,000 shares of Class A and Class F common shares issued and outstanding, respectively.

Additionally, the Company has issued warrants to another strategic investor. The warrants call for the issuance of Class A Common Stock equal to 3.5 percent of the shares of the company after the capital to be raised during the upcoming Regulation CF (see Note 9 below). On a net basis, the Company anticipates that this warrant agreement will result, on a net basis, in the issuance of an additional 912,930 shares of stock.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was formed in 2012, began operations in late 2015 and has incurred losses since inception. This raises substantial doubt as to whether the Company can remain a going concern. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

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NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

On March 15, 2021, the Company concluded an offering that commenced in 2020 of a total of 203,320 shares of its Class A Common Stock at an average price of $0.85 a share for an aggregate of $173,611.95 (of which 60,993 shares were issued in 2021). The Company has filed an offering circular on Form 1-A for an offering of up to $5 million of its Series Seed-1 Preferred Stock intending to be exempt from registration with the US Securities and Exchange Commission under Regulation A. The Company intends to issue sufficient Series Seed-1 Preferred Stock in order to trigger conversion of the Company’s warrants (discussed above in Note 7) as well as the conversion of SAFE instruments and convertible notes (discussed above in Note 5) into preferred stock.

Amended and Restated Certificate of Incorporation

On August 20, 2021, the Company filed an Amended and Restated Certificate of Incorporation that provided that its authorized shares are 45.0 million shares of Class A common stock, 20.0 million shares of Class F common stock, and 13,888,122 shares of preferred stock.

Management’s Evaluation

Management has evaluated subsequent events through April 20, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

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